Exhibit 99.11

CONSENT OF EXPERT

To:	United States Securities and Exchange Commission Washington, D.C. 20549
Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission
Rio Alto Mining Limited

Ladies and Gentlemen:

Re: Technical report entitled “La Arena Project, Peru”, effective September 30, 2011 (the “Report” prepared for Rio Alto Mining Limited (the “Company")

I, Chris Kaye, do hereby confirm that I am a qualified person under National Instrument 43-101 and a co-author of the Report.

The undersigned, for himself, pursuant to Section 8.3 of National Instrument 43-101 Standards of Disclosure for Mineral Projects confirms that this letter is being filed to use extracts from, or summaries of, the Report in the Company's Annual Information Form for the fiscal year ended December 31, 2012 (the "AIF") and to being named in the AIF.

The undersigned further acknowledges that the AIF will be filed as an Exhibit to the Company's Annual Report on Form 40-F for the fiscal year ended December 31, 2012 (the "Form 40-F") and consents to being named in the Form 40-F and authorize the use of the information represented therein relating to the Report.

DATED the 28 day of March, 2013

By:	/s/ Chris Kaye
Name: Chris Kaye, B.E. (Chem), FAusIMM
Company: MQes
Title: Principal Process Engineer